SC 13G/A
1
kenneth.miller@yale.edu
NYSE
0000908785
AMERICAN SELECT PORTFOLIO, INC.
41-1755339


KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G/A


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 2

AMERICAN SELECT PORTFOLIO, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

025970 10 8
(CUSIP Number)

Check the appropriate box to designate the rule purusant to which this Schedule is filed:
[X]  Rule 13d-2(b)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973-N

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 793,711
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power (Not Applicable)
Person With:
                         (7)  Sole Dispositive Power  - 793,711

                         (8)  Shared Dispositive Power (Not Applicable)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 793,711

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9):  7.4%

12)  Type of Reporting Person:  EP



Item 1.

     (a)  Name of Issuer:

          American Select Portfolio, Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          American Select Portfolio, Inc.
          c/o First American Asset Management
          601 Second Avenue South, MPFP1701
          Minneapolis, Minnesota 55402-4302

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          230 Prospect Street
          New Haven, CT 06511-2107
          Attn:  Michael E. Finnerty, Senior Associate

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          025970 10 8

Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

 . . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

 . . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:            793,711

     (b)  Percent of Class:   7.4%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                793,711

          (ii)  shared power to vote or to direct the vote:
                (Not  Applicable)

          (iii) sole power to dispose or to direct the disposition of:
                793,711

          (iv)  shared power to dispose or to direct the disposition of:
                (Not Applicable)

Item 5.   Ownership of Five Percent or Less of a Class:

          (Not Applicable)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 7, 2001

                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer